Mail Room 4561

February 12, 2010

Mr. Mark Seremet
President and Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 605
Cincinnati, Ohio 45209

>   **Re:**   **Zoo Entertainment, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed February 5, 2010**
>   **File No. 333-124829**

Dear Mr. Seremet:

    We have completed our review of your Preliminary Information Statement filed on Schedule 14C and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   David L. Orlic
>   Attorney-Advisor

cc: Via facsimile to: (212) 983-3115
    Todd E. Mason, Esq.
    Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.